SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

GOVERNMENT
SHOULD
 EXPLAIN WHY IT REJECTED RYANAIR'S DEC 2008 OFFER,
WHICH WOULD HAVE CREATED 1,000 NEW JOBS IN
AER LINGUS
,
WHEN

YESTER
DAY
 THEY
 ANNOUNCE
670
 JOB LOSSES

Ryanair, Ireland's favourite airline today (
Thursday,
8
th
 October
 2009
) called on the Department of Transport, to explain why it rejected Ryanair's December 2008 offer for Aer Lingus
,
 which guaranteed to double the size of Aer Lingus' short-haul fleet and create 1,000 new jobs in the airline over a 5 year period, when yesterday t
he Board of Aer Lingus
,
 which is controlled by the Irish Government and the trade unions announce
d

670
 jobs losses
, as well as
 pay
and pension
cuts in Aer Lingus.

Ryanair's
 Dec
 2008 offer do
cument for Aer Lingus guaranteed
to
double Aer Lingus' short-haul fleet from 30 to over 60 aircraft, create 1,000 new jobs for pilots, cabin crew and engineers over a 5 year period, while at the same time reduc
ing
 Aer Lingus' fares, remov
ing its fuel surcharges, securing

its
 brand, Heathrow slots and connectivity
.

Ryanair's offer would also have provided Aer Lingus with a strong financial partner, at a time when all
other
airlines
across
Europe are collapsing or consolidating into one of the big four European airlines led by Air France, BA, Lufthansa and Ryanair.

Since the Minister for Transport rejected Ryanair's
 Dec 2008
 offer, Aer Lingus has:

  Announced record losses
  of over €100m
  for 2008.
  Guided increased losses in 2009.
  Seen
  its
  long-haul traffic
  collapse
  .
  Seen its net cash balances fall from over €800m, to
   less than
   €400m.
  Yester
  day announce
  d
   over
  670
   jobs losses
  , and pay and pension
   cuts.

Ryanair's Michael O'Leary said
:

"Yesterday
's announcement of widespread job losses and pay cuts in Aer Lingus is further evidence of the incompetence of Ireland's Department of Transport. Since they
 rejected Ryanair's second offer for Aer Lingus
last
 January, the Irish Government and the trade unions have controlled the Board of
 Aer Lingus
 and have
spectacularly
mismanaged it. Aer Lingus' share price has collapsed, its losses have exploded, its transatlantic business is in freefall and now they

have
announced
 over
 670
 job losses
, together with
 pay
and pension
cuts, when just 10 months ago they
rejected
 an offer of guaranteed investment
,
 growth and 1,000 new jobs in Aer Lingus.

"
The
Department of
 Transport should now explain to Aer Lingus shareholders, and th
e

670
 Aer Lingus
 workers
 who are facing
redundancy
 why they rejected a
n
 offer from the world's largest international airline, which would have
doubl
ed
 the size of the
 short-haul fleet
  and creat
ed
 up to 1,000 new jobs at the airline
, while securing
 the future of Aer Lingus, its brand, and its
connectivity
. The sooner the dead hand of
 the Department of Transport and its

corrupt
Civil Service is removed from the transport
sector
 in Ireland, the better it will function in the interests of consumers.

"
Ryanair believes there is a bright future for Aer Lingus, but it will never be achiev ed
 while it is mismanaged by a bunch of political and trade union hacks on the Aer Lingus Board
".

For further information
please contact:

Stephen McNamara

Pauline McAlester
Ryanair Ltd

Murray Consultants
Tel: +353-1-8121212

Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  08 October, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary